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                                    Filed by Plum Creek Timber Company, Inc. and
                                                     Georgia-Pacific Corporation
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934
                                                 Commission File Number:  1-3506
                                   Subject Company:  Georgia-Pacific Corporation

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS TO BE FILED BY PLUM CREEK TIMBER COMPANY, INC. ("PLUM CREEK") AND GEORGIA-PACIFIC CORPORATION ("GEORGIA-PACIFIC") WITH THE SECURITIES AND EXCHANGE COMMISSION (the "SEC") REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOLLOWING INFORMATION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.
INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THE JOINT PROXY STATEMENT/PROSPECTUS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY PLUM CREEK AND GEORGIA-PACIFIC AT THE SEC'S WEB SITE AT WWW.SEC.GOV. THE JOINT PROXY STATEMENT/PROSPECTUS AND SUCH OTHER DOCUMENTS MAY ALSO BE OBTAINED FROM PLUM CREEK BY DIRECTING SUCH REQUEST TO PLUM CREEK TIMBER COMPANY, INC., ATTN:
EMILIO RUOCCO, 999 THIRD AVENUE, SUITE 2300, SEATTLE, WA, 98104-4096 OR FROM THE TIMBER COMPANY BY DIRECTING SUCH REQUEST TO GEORGIA-PACIFIC CORPORATION - THE TIMBER COMPANY, ATTN: RICHARD A. GOOD, 133 PEACHTREE STREET, N.E., ATLANTA, GA, 30303.

Plum Creek and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of Plum Creek's stockholders to adopt the agreement providing for Plum Creek's acquisition of The Timber Company. The participants in this solicitation may include the directors and executive officers of Plum Creek, who may have an interest in the transaction including as a result of holding shares or options of Plum Creek. A detailed list of the names and interests of Plum Creek's directors and executive officers is contained in Plum Creek's Proxy Statement for its 2000 Annual Meeting, which may be obtained without charge at the SEC's website at www.sec.gov.

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The Timber Company and certain other persons referred to below may be deemed to be participants in the solicitation of proxies of The Timber Company's shareholders to adopt the agreement providing for Plum Creek's acquisition of The Timber Company. The participants in this solicitation may include the directors and executive officers of Georgia-Pacific, who may have an interest in the transaction including as a result of holding shares or options of The Timber Company. A detailed list of the names and interests of Georgia-Pacific's directors and executive officers is contained in Georgia-Pacific's Proxy Statement for its 2000 Annual Meeting, which may be obtained without charge at the SEC's website at www.sec.gov.

               Plum Creek and Georgia-Pacific announced on July 18, 2000 that they have signed a definitive agreement to merge Plum Creek and The Timber Company, a separate operating group of Georgia-Pacific (the "Mergers").

               In response to questions received by Georgia-Pacific and Plum Creek regarding the possibility of a special distribution to Plum Creek stockholders following the Mergers and to clarify certain statements included in materials filed with the SEC, Plum Creek and Georgia- Pacific clarified today that no determination has been made as to the amount and form of a special distribution, if any, that may be made by Plum Creek to its stockholders following the Mergers. Any such determination will be made based on a number of variables which can not be determined until after the closing of the Mergers, including the combined earnings of The Timber Company and Plum Creek.


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The preceding communications contain forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. These forward-looking statements include, but are not limited to, future product, market and technology development, future benefits of the Mergers, estimated date of completion of the transaction, and the expected impact of the transaction on future earnings. These risks and uncertainties include difficulties in the assimilation of operations, technologies and products of The Timber Company, diversion of management's attention from other business concerns and risks of entering new markets.

For a further list and description of such risks and uncertainties that could cause actual results to differ materially from such forward-looking statements, see the reports filed by Plum Creek and Georgia-Pacific with the SEC.



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